Exhibit 99.1

Pyxis Tankers Announces Receipt of NASDAQ Notice

Maroussi, Greece, April 24, 2020 – Pyxis Tankers Inc. (the “Company”) (NASDAQ Cap Mkts: PXS), a growth-oriented pure play product tanker company, announced today that it received a deficiency notice from The NASDAQ Stock Market, Inc. (“Nasdaq”), on April 21, 2020 stating that, for a period of 30 consecutive business days, the Company’s common shares closed below the minimum bid price of $1.00 per share as required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The notice explained that due to the extraordinary market conditions caused by COVID-19, Nasdaq is providing temporary relief and tolling the compliance period until June 30, 2020. The Company has until December 28, 2020 to regain compliance with the Minimum Bid Price Requirement.

If at any time during this period, the closing bid price of the Company’s common shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide confirmation of the Company’s compliance with the Minimum Bid Price Requirement and the matter will be closed. If the Company does not regain compliance during the initial compliance period, it may be eligible for an additional 180 calendar day compliance period. In order to qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during such compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s common shares will be subject to delisting by Nasdaq.

The Company is currently reviewing options to meet the requirements for continued listing on Nasdaq. This notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with the exchange. During this time, the Company’s common shares will continue to be listed and trade on the Nasdaq.

About Pyxis Tankers Inc.

We own a modern fleet of five tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any in information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.